Mail Stop 6010

March 7, 2008

R. Scott Jones
President and Chief Executive Officer
Cantel Medical Corp.
150 Clove Road
Little Falls, N.J. 07424

   Re: **Cantel Medical Corp.**
      Form 10-K for the Year Ended July 31, 2007
      Filed October 15, 2007
      File No. 001-31337

Dear Mr. Jones:

   We have completed our review of your Form 10-K and have no further comments at this time.

          Sincerely,

          Tim Buchmiller
          Senior Attorney